UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUCEMENT

  CADE approval for the construction of an LPG port terminal

  São Paulo, August 22, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in addition to the market announcement disclosed on November 29, 2024, informs that the Administrative Court for Economic Defense (CADE) unanimously and unconditionally approved, on August 20, 2025, the partnership between Companhia Ultragaz S.A., a subsidiary of Ultrapar, and Supergasbrás Energia Ltda. (“Shareholders”) for the construction and operation of a terminal at the Port of Pecém (state of Ceará) for handling LPG (“Project”), through the establishment of a special purpose entity with equal stake by the Shareholders.

  The Project will enhance supply security for the entire LPG market in the North and Northeast regions of Brazil, which have historically faced a domestic production deficit. The terminal will have a storage capacity of approximately 62 thousand tons, with investments of R$ 1.2 billion, equally shared between the parties, and completion expected by 2028.

  Ultrapar will keep the market duly informed of any relevant updates related to this announcement.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: August 22, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)